SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of         )
CP&L Energy, Inc.        )
                         )                                     File No. 70-9643
(Public Utility Holding  )
Company Act of 1935)     )


                           CERTIFICATE OF NOTIFICATION

     This Certificate of Notification is filed by Progress Energy, Inc. (formerly CP&L Energy, Inc.)1 ("Progress Energy"), a North Carolina corporation, in connection with the following transactions proposed in Progress Energy's Application/Declaration on Form U-1, as amended (the "Application"), and authorized by Order of the Securities and Exchange Commission (the "Commission") dated November 27, 2000 (the "Merger Order"), in this proceeding (Holding Co. Act Release No. 27284). Progress Energy hereby certifies pursuant to Rule 24:

a. That, by means of the Share Exchange described in the Application, as approved by the Commission in the Merger Order, and having obtained all state and federal approvals necessary, Progress Energy has acquired all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress").

b. That, in the Share Exchange, Progress Energy issued 46,491,392 shares of its common stock and 98,627,983 contingent value obligations and paid $3,461,917,149.03 in cash in exchange for all of the issued and outstanding shares of common stock of Florida Progress.

c. That on November 30, 2000, Progress Energy registered under Section 5 of the Act by filing a Notification of Registration of Form U5A.

d. That Progress Energy will (1) take all appropriate action necessary to divest Florida Progress's ownership interest in Mid-Continent Life Insurance Company upon court approval of a plan of rehabilitation for that company, and (2) endeavor to sell Florida Progress's ownership interest in the Tampa Bay Devil Rays, Ltd. (the "Devil Rays") for cash not later than March 31, 2006.

e. That the net proceeds from the sale of the Devil Rays will be contributed by Florida Progress to the capital of its wholly-owned subsidiary, Progress Capital Holdings, Inc., within 90 days of such sale.


------------------------
1    CP&L Energy, Inc. changed its name to Progress Energy, Inc. effective
December 4, 2000.

f. That Progress Energy will file a Post-Effective Amendment or Amendments to the Application within the time period specified in the Merger Order for the purpose of addressing the retention or divestiture of certain other non-utility subsidiaries and investments, as identified in the Merger Order.

     The "past tense" opinion of counsel required under the Instructions to the Form U-1 Application is attached hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Progress Energy, Inc.


                                        By:  /s/ William D. Johnson
                                           ------------------------------------
                                             William D. Johnson
                                             Executive Vice President and
                                             Secretary

Dated: December 11, 2000